

Best Bank In Town
Since 1872

BB&T Corporation

Acquisition of Crump Group, Inc. Life and Property and Casualty Insurance Operations

#1 Wholesale Insurance Broker
#1 Independent Wholesale Distributor of Life Insurance

February 3, 2012

Forward-Looking Information

This presentation contains forward-looking statements with respect to the financial condition, results of operations and businesses of BB&T. Statements that are not historical or current facts or statements about beliefs and expectations are forward-looking statements. Words such as "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "projects," "may," "will," "should," and other similar expressions are intended to identify these forward-looking statements. Forward-looking statements involve certain risks and uncertainties and are based on the beliefs and assumptions of the management of BB&T, and the information available to management at the time that this presentation was prepared. Factors that may cause actual results to differ materially from those contemplated by such forward-looking statements include, among others, the following: (1) general economic or business conditions, either nationally or regionally, may be less favorable than expected, resulting in, among other things, a deterioration in credit quality and / or a reduced demand for credit or other services; (2) disruptions to the credit and financial markets, either nationally or globally, including the impact of a downgrade of U.S. government obligations by one of the credit rating agencies and the adverse effects of the ongoing sovereign debt crisis in Europe; (3) changes in the interest rate environment may reduce net interest margins and / or the volumes and values of loans made or held as well as the value of other financial assets held; (4) competitive pressures among depository and other financial institutions may increase significantly; (5) legislative or regulatory changes, including changes resulting from the adoption and implementation of the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, and changes in accounting standards, may adversely affect the businesses in which BB&T is engaged; (6) local, state or federal taxing authorities may take tax positions that are adverse to BB&T; (7) reduction in BB&T's credit ratings; (8) adverse changes may occur in the securities markets; (9) competitors of BB&T may have greater financial resources and develop products that enable them to compete more successfully than BB&T and may be subject to different regulatory standards than BB&T; (10) costs or difficulties related to the integration of the businesses of BB&T and its merger partners may be greater than expected; (11) unpredictable natural or other disasters could have an adverse effect on BB&T in that such events could materially disrupt BB&T's operations or the ability or willingness of BB&T's customers to access the financial services BB&T offers; (12) expected cost savings associated with completed mergers and acquisitions may not be fully realized or realized within the expected time frames; and (13) deposit attrition, customer loss and/or revenue loss following completed mergers and acquisitions, may be greater than expected. These and other risk factors are more fully described in BB&T's Annual Report on Form 10-K for the year ended December 31, 2010 under the section entitled "Risk Factors Related to BB&T's Business," its Quarterly Report on Form 10-Q for the quarter ended June 30, 2011 under the section entitled, "Item 1A. Risk Factors" and from time to time, in other filings with the Securities and Exchange Commission. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this presentation. Actual results may differ materially from those expressed in or implied by any forward-looking statements. Except to the extent required by applicable law or regulation, BB&T undertakes no obligation to revise or update publicly any forward-looking statements for any reason.

Acquisition of Crump Group, Inc.'s Life and P&C Insurance Operations

Strategically Compelling

➤ BB&T is acquiring Crump Life Insurance Services and Crump P&C Insurance Services ("Crump") from J.C. Flowers & Co. [1]

- ❑ The transaction provides stability to BB&T's overall insurance earnings stream

- ❑ Crump is the 2nd largest wholesale insurance broker in the U.S.
  - ○ Pro forma, BB&T will be the #1 wholesale insurance broker in the U.S.

- ❑ Crump is the #1 independent wholesale distributor of life insurance in the U.S.
  - ○ High growth, high margin Life Insurance Services comprises approximately 75% of Crump [2]

- ❑ Crump P&C Insurance Services is a leading wholesaler and MGA
  - ○ Acquired businesses consolidate into CRC creating meaningful synergies

➤ This transaction is expected to close in the 1st quarter of 2012

(1) Transaction excludes Crump's Retirement Services business (Ascensus).
(2) Based on EBITDA.

Acquisition of Crump Group, Inc.'s Life and P&C Insurance Operations

Meets Financial Targets

➢ Acquisition strengthens BB&T's fee income businesses and creates strategic synergies with CRC and BB&T's Wealth Division

❑ Increases total insurance revenue by approximately 30%

❑ Expected to contribute approximately $300 million in annual revenue

➢ BB&T will pay $570 million in cash for Crump

❑ Approximately nine times projected EBITDA and 1.8x projected revenue

❑ BB&T expects to record approximately $570 million of intangibles

➢ This transaction exceeds BB&T's IRR and EPS accretion hurdles

➢ The acquisition is expected to be accretive to GAAP EPS in the first full year

❑ Reflects EPS impact relative to alternative uses of capital (e.g. immediate share buyback)

BB&T Insurance Overview

BB&T Insurance will be composed of 8 separate and complementary subsidiaries

- **BB&T Insurance Services, Inc.** – 100 retail insurance agency locations in the BB&T footprint. Key unit for carrying out Integrated Relationship Management strategy (IRM). Multi-line insurance offerings

- **McGriff, Seibels and Williams, Inc.** – 8 retail insurance operations outside the BB&T (bank) footprint. Large account (Fortune 1000) emphasis. Multi-line insurance offerings

- **BB&T Insurance Services of California, Inc.** – 10 retail insurance locations – San Francisco, San Jose, Folsom, Glendale, Irvine, Pleasanton, San Diego, San Ramon and Fullerton. Multi-line insurance offerings

- **BB&T Assurance, Ltd.** – Bermuda-based captive that supplies alternative risk transfer and specialty-program expertise, consulting and program management

- **CRC Insurance Services, Inc.** – 39 wholesale locations, brokerage and managing general agency operation (Southern Cross Tapco)
  - Acquired **Crump P&C Insurance Services**

- **AmRisc, LLP** – Managing General Underwriter (no risk assumption) for primarily wind-based, catastrophe-prone property. Underwriters for a number of top rated insurance companies

- **American Coastal Insurance Company** – Insures Florida-based commercial condominium properties

- Acquired **Crump Life Insurance Services**

Acquisition Drives Insurance Revenue Diversification

BB&T Insurance Revenue by Product Line



- Life 1%
- Personal 6%
- EB 12%
- Commercial 38%
- Title 2%
- MGA 10%
- MGU 9%
- Underwriting 10%
- Wholesale Brokering 12%

2011 Total Revenue: $1.04 billion

BB&T & Crump Pro Forma Revenues by Product Line[1]



- Life 13%
- Personal 5%
- EB 9%
- Commercial 30%
- Title 2%
- MGA 12%
- MGU 7%
- Underwriting 8%
- Wholesale Brokering 14%

2011 Pro Forma Total Revenue: $1.33 billion

[1] Crump 2011 revenue based on Company estimate.